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                                SOUTHTRUST FUNDS

                         Investment Company Act of 1940
                                  Rule 17f - 2

                                October 31, 2003




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                         INDEPENDENT ACCOUNTANTS' REPORT



To the Board of Trustees of the SouthTrust Funds:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that SouthTrust Funds (the Funds) complied with the requirements of subsections (b) and (c) of rule 17f - 2 under the Investment Company Act of 1940 (the Act) as of October 31, 2003. The Funds include the Bond Fund, US Treasury Money Market Fund, Value Fund, Income Fund, Growth Fund, and Alabama Municipal Income Fund. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2003, and with respect to agreement of security purchases and sales, for the period from June 30, 2003 (the date of our last examination) through October 31, 2003.

- Confirmation of all securities held by institutions in book entry form (the Federal Reserve Bank of Kansas City and the Depository Trust Company)

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents

- Reconciliation of all such securities to the books and records of the Funds and SouthTrust Bank, the Custodian

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with SouthTrust Bank records

- Agreement of two (2) security purchases and two (2) security sales or maturities for each fund identified above since our last report from the books and records of the Funds to broker confirmations


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We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that SouthTrust Funds complied with the requirements of subsections (b) and (c) of rule 17f - 2 of the Investment Company Act of 1940 as of October 31, 2003, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the SouthTrust Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                  /s/ KPMG LLP


January 15, 2004


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    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940



We, as members of management of the SouthTrust Funds (the Funds), the investment company, and SouthTrust Bank, the custodian, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f - 2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation on November 23, 2003 of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f - 2 as of October 31, and from June 30, 2003 (last examination date) through October 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f - 2 of the Investment Company Act of 1940 as of October 31, 2003 and from June 30, 2003 (last examination date) through October 31, 2003, with respect to securities reflected in the investment account of the Funds.





SouthTrust Funds                             SouthTrust Bank

By:                                          By:
   -------------------------                    --------------------------

Rich Thomas                                   Roger L. Brown
Treasurer                                     Senior Vice President


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